

INVEST IN **ZEITLIN'S DELICATESSEN BAGEL BONDS**

Join Zeitlin's Growth Story: Invest in our Bagel Bonds to Raise $300K and Build our First Storefront

zeitlinsdeli.com Chicago, IL

Highlights

1. ↗️ 2023 Revenues Projected to Grow 198% YoY (not guaranteed)
2. 🧾 FY 2022 Revenues of $246,000
3. 🥳 Over 3300 loyal customers have voted to select our 1st location
4. ⭐ Founded by an experienced chef who worked at top-tier restaurants

5 ❤️ Our customers need our delicious and authentic Deli food in Chicago!

6 🥯 Our bagels won the Chicago bagel bracket in 2023

7 😋 Present at an average of 8 local farmer's markets per week (seasonal)

8 🥯 Sold more than 1,500 bagels in one hour!

Featured Investors

Matt Feldman [Follow]

"I love supporting local business to bring the best bagels to more of Chicago! I've know both Sam and Hal for a long time and when it comes to bagels and quality Jewish nosh, these guys know whats up. In addition, Hal and I've worked together professionally for a long time and has a great business acumen. Firsthand, I've seen Hal grow early stage businesses and drastically unlock their growth potential using the wealth of growth tactics he has in his arsenal of experience. It the large body of knowledge which has allowed Zeitlin's deli to grow in such a quick fashion. That said, behind Sam's culinary expertise and Hal's growth background, I'm confident this is a team will propel Zeitlins deli to greater heights."

Other investors include <u>Scott Golas</u> Notable , <u>Evan J SEGAL</u> Notable & 122 more

Our Team



Sam Zeitlin Co-Owner and CEO

StarChef's Rising Star Baker Award Winner 2021



Hal Zeitlin Co-Owner and CMO.

Founder of Candid Leap, an Enterprise Webflow Partner.



Andrés Zapata Business Manager.

Proven track record of success in various roles, from customer service to management and planning.



Dino Albizzati Head of Marketing.

Highly experienced and accomplished marketing professional with a proven track record of success.



Amy Davila Social Media Manager.

A digital force that moves through social media sharing our story and keeping the bond with our followers.

Help Us Secure Zeitlin's 1st Storefront!

Welcome to Zeitlin's Deli - where our passion for authentic Jewish food meets the heart of Chicago. Our dream? To serve the city's best bagels, challahs, babkas, and knishes in our first brick-and-mortar.

Dive into our story and see why investing in Zeitlin's is investing in a tastier future for Chicago.



Why the Brick-and-Mortar?

We just want the world to eat more bagels, challahs, babkas, knishes...More Zeitlin's

Imagine a world where everyone enjoys the authentic taste of bagels and other Jewish  delicacies.

Our upcoming store is not just a business; it's a mission to spread the love for bagels and Jewish food far and wide.

It will cater not only to the farmers market enthusiasts but also to a broader audience seeking our deli products on weekdays and more regularly.

Finally, Chicagoans will have the deli and bagels they deserve!

And it's not just us.

Chicagoans want Zeitlin's to have

✧ **It's own storefront** ✧

Believe it or not, since day 1, the Zeitlin's team has been working from a rented kitchen and selling at Farmers Markets. But that's all about to change.

That's right: We're finally ready to open our first storefront in Chicago. Customers need us beyond weekend Farmers Markets.

Why?

- Authentic east coast Bagels are not widely available in Chicago
- Also, there aren't many authentic Jewish delis
- And there's a sizable Jewish (and curious) presence

Ok, but why Zeitlin's in particular?

1. People love our bagels!

We've managed to sell 1,500 bagels within a single hour at Farmers Markets!



2. They actually voted for us to have a store!

3,400+ of our consumers went online to say that they want us in their neighborhoods.



(Vote is still going! Numbers are from early September)

3. Most of them want to pitch in!

1,200+ of those voters said "Yes!" when asked if they would collaborate on a crowdfunding campaign to get the store.

> *We would be happy to invest in your store. We have no doubt that it would be successful.*





Zeitlin's Delicatessen: Elevating Chicago's Bagel Experience Since 2020

2020

Sam starts baking from his kitchen 👨‍🍳

2021
💰 Revenue $89k

Sales Increased
982%

- Presence in 1 market
- Start working from rented kitchen

2022
💰 Revenue $246k

Sales Increased
173%

- Presence in 3 markets
- Adding Catering & Wholesale

2023
💰 Projected revenue $735k

Jan-July revenue surpassed all 2022 by
33%

- Presence in 8 markets
- +45,000 bagels produced!
- Consolidated current AOV $23.00



2024

Store Opens

1st Half of Year:
$1.2 million in revenue expected

Note: Forward-looking projections cannot be guaranteed.

Our Hometown, Chicago is the Ideal Market to Launch our Flagship Store

Our physical store is more than just a place to buy bagels. It's a hub of culinary innovation, a center for community events, and a beacon for food lovers across Chicago.

How's the restaurant/deli market been performing in Chicago?

 **$8.5 Billion** — Total revenue generated by the restaurant industry

 **4%** — Market growth rate – restaurant and deli industry

 **6%** — Deli market's growth in 2021

Who else is playing in the Chicago Deli Industry

Chicago has many Delis, but our customers say these places are missing a special blend of East Coast with a Chicago twist that they can find at Zeitlin's.

ZEITLIN'S DELICATESSEN	Zeitlin's Deli	The Bagelers Coffee house	Mannys Delicatessen	Kaufamans Bakery and Delicatessen	Steingolds of Chicago	Eleven City Diner	Schneiders Deli	Tillty Bagel Shop	Morry's Deli
Google Reviews	4.8	4.5	4.5	4.6	4.3	4.6	Less than 10 reviews	4.8	4.1
Instagram Followers	5,398	1,519	21,6k	2,506	11.1k	5,315	1,988	5,300	113
Years in Business	3	9	81	60	6	17	0	0	63
Catering	✅	–	✅	✅	✅	✅	Holiday Catering	✅	✅
Online order/ Delivery	✅	✅	✅	✅	✅	✅	✅	❌	✅
Wholesale	✅	✅	✅	❌	✅	✅	❌	❌	❌
Difference	Renowned at markets.	Chicago style kettle boiled bagels.	An institution in Chicago.	Serves Eastern European bread.	Deli sandwiches	Renowned catering service.	Inside a hotel	Only Bagels	Deli Sandwiches
East-coast flavor with Chicago Twist	✅	❌	❌	❌	❌	❌	❌	❌	❌

Blueprint for Zeitlin's First Brick-and-Mortar Deli

How do we want the store to be?

Total Sqft: 2,000

Projected Sqft Distribution:

- Dining/Consumption Area: 30% - 610 sq ft.

- Hang Out: 10% - 203 sqft.

- Kitchen: 60% - 1,220 sqft.

We plan that our dining area will seat around 7-10 tables, with 4 customers per table.

How are we going to take people to the store?

- **Big base of followers:** +5,000 Instagram followers & +4,500 newsletter subscribers.

- **Benefits/Perks for investors to be redeemed at the store.**

- **Working with Synagogues and Jewish organizations.**

- **Press and media.**

- **Foot traffic at Farmers Markets.**

How will the store lead to more business?

- **Weekdays:** Availability to produce and sell during weekdays.

- **Broader menu + beverages:** It will allow us to expand our menu and serve high-profit generating beverages.

- **Catering:** Bigger Visibility and accessibility for meetings, presenting menu choices, arranging tastings, and more.

- **Wholesale:** Major production and distribution capabilities.

- **On-demand delivery:** Easier to deliver to nearby neighborhoods.

- **To-go option:** Perhaps the most important function as it will account for a significant portion of our sales.

How much do we want to sell?

$169k-$210k
monthly

We're not just waiting for customers; we're actively reaching out. From our strong online community to collaborations with Jewish organizations, every

strategy is a step towards making Zeitlin's Deli a household name.



Introducing the World's 1st *Bagel Bond*

Invest in our dream and watch your investment grow, either in cash or in the form of mouthwatering bagels!


$1,000
BAGEL BOND
$1,000
ZEITLIN'S
DELICATESSEN
BAGEL BOND
FOR VALUE RECEIVED
PROMISES TO PAY TO THE
BEARER
WHATEVER YOU WANT
TO INVEST!
5% BAGEL BOND
OF 2023
Dated September 7th, 2023
Dated September 7th, 2028
INTEREST PAYABLE AT THE MATURITY
OF THE COUPON
IF PAID IN BAGELS, 15% INCREASE IN RETURN
ON THE DUE DATE, AND TO PAY INTEREST ON THE PRINCIPAL SUM FROM THE DATE HEREOF, AT THE RATE SPECIFIED HEREON. THIS BOND AND INTEREST COUPONS ARE PAYABLE AT ZEITLIN'S MAGNIFICENT FUTURE STORE, CHICAGO, ILL. OR WEFUNDER. THIS BOND REPRESENTS A SERIES OF DIFFERENT PRICE BONDS, AUTHORIZED BY SCC AND WEFUNDER, AS AMENDED, AND IS NOT SUBJECT TO CALL FOR REDEMPTION PRIOR TO MATURITY. THIS BOND SHOULD BE SUBJECT TO TAXES, ACTUALLY, YOU SHOULD LOOK UP FOR THAT. THIS BOND IS ACCEPTABLE TO SECURE DEPOSITS OF PUBLIC MONEYS. IT IS NOT ACCEPTABLE IN PAYMENT OF TAXES.
CHICAGO, IL., SEPTEMBER, 2023.
SECRETARY OF BAGELS
$1,000
THOUSAND DOLLARS
$1,000

- **Flexible Investment:** Whether you're starting with $250 or going up to $10,000, we've got a place for you.

- **Tasty Returns:** Enjoy a 5% annual compound interest over the next 5 years.

- **Choice of Rewards:** Fancy some delicious Zeitlin's food items instead of cash? Convert your returns and get up to an increase of 15%!

GIVE	GET (cash)	GET (Food)
$250	$319	$367
$1,000	$1,276	$1,468
$5,000	$6,381	$7,339
$10,000	$12,763	$14,677

How much are we looking for?



Use of Proceeds:

- 10% towards COS & OPEX

- 15% towards Equipment & Inventory Acquisition
- 67.5% towards Build Out Coverage/Rent
- 6.5% Wefunder Fees

We're aiming to have 1000 people support us with a minimum investment of $250. Will you be one of them?

Every dream needs believers. Every vision needs visionaries. Be the wind beneath our bagels. Invest in Zeitlin's Deli and be a part of a delicious revolution.

If you have any questions, please ask us before purchasing your bagel bond at bagels@zeitlinsdeli.com.



Purchase Your
Bagel Bond
Today



Chicagoans talk about Zeitlin's Delicatessen
Watch later
Share
We love the babka
Watch on YouTube

Look for this button

INVEST
min $250

$ 1,000

INVEST

♡ WATCH FOR UPDATES

And invest now!